Butterfield Reports Third Quarter 2021 Results

Financial highlights for the third quarter of 2021:
•Net income of $39.8 million, or $0.80 per share, and core net income1 of $40.0 million, or $0.80 per share
•Return on average common equity of 16.2% and core return on average tangible common equity1 of 17.9%
•Board declares dividend for the quarter ended September 30, 2021 of $0.44 per share

Hamilton, Bermuda - October 27, 2021: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the third quarter ended September 30, 2021.
Net income for the third quarter of 2021 was $39.8 million, or $0.80 per diluted common share, compared to net income of $39.6 million, or $0.79 per diluted common share, for the previous quarter and $30.5 million, or $0.61 per diluted common share, for the third quarter of 2020. Core net income1 for the third quarter of 2021 was $40.0 million, or $0.80 per diluted common share, compared to $40.1 million, or $0.80 per diluted common share, for the previous quarter and $36.5 million, or $0.73 per diluted common share, for the third quarter of 2020.
The core return on average tangible common equity1 for the third quarter of 2021 was 17.9%, compared to 18.7% for the previous quarter and 16.2% for the third quarter of 2020. The efficiency ratio for the third quarter of 2021 was 66.5%, compared to 67.4% from the previous quarter and 73.5% from the third quarter of 2020. The core efficiency ratio1 for the third quarter of 2021 was 66.3%, compared to 66.3% from the previous quarter and 68.0% from the third quarter of 2020.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, "The third quarter of 2021 continued to illustrate the value of Butterfield's business model across economic cycles. Our strong results were achieved despite the prevailing low interest rate environment and the continued waves of outbreaks of COVID-19. Butterfield has been able to maintain strong net interest earnings and non-interest revenue, with excellent credit quality and performance, while managing strategic business investments and prudent expense moderation initiatives. Our balance sheet remains strong and we continue to work with depositors to best serve their needs. With historically high deposits, we continuously evaluate deployment options into earnings assets, while maintaining appropriate capital, funding and liquidity levels."
Net interest income (“NII”) for the third quarter of 2021 was $75.7 million, an increase of $1.0 million, compared with NII of $74.7 million in the previous quarter and up $0.4 million from $75.3 million in the third quarter of 2020. NII was higher during the third quarter of 2021 compared to the prior quarter and the third quarter of 2020 due to an increase in the average volume of interest earning assets, which offset slightly lower average yields.
Net interest margin (“NIM”) for the third quarter of 2021 was 1.97%, a decrease of 4 basis points from 2.01% in the previous quarter and down 33 basis points from 2.30% in the third quarter of 2020. NIM in the third quarter of 2021 was lower than the prior quarter and third quarter of 2020 primarily due to lower portfolio yields on investments and loans, as well as a one basis point increase in deposit costs versus the prior quarter.
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Non-interest income for the third quarter of 2021 of $49.0 million was $0.2 million higher than the $48.8 million earned in the previous quarter and $2.1 million higher than $46.9 million in the third quarter of 2020. Continued increases in banking and foreign exchange fees contributed to the improvement in non-interest income.
Credit reserve releases were negligible for the third quarter of 2021 versus a release of $1.0 million in the previous quarter and a provision expense of $1.4 million during the third quarter of 2020. The lower recoveries of credit losses compared to the prior quarter were driven by improving macroeconomic forecasts.
Non-interest expenses were $84.4 million in the third quarter of 2021, compared to $84.8 million in the previous quarter and $91.3 million in the third quarter of 2020. Core non-interest expenses1 were $84.2 million in the third quarter of 2021, compared to $83.4 million in the previous quarter and $84.6 million in the third quarter of 2020. Non-interest expenses were elevated in the third quarter versus the second quarter of 2021 due to costs associated with new technology projects that went live during the third quarter and increased professional fees to support strategic initiatives and for legal advice relating to the resolution of the US Department of Justice inquiry.
Period end deposit balances increased to $13.9 billion from $13.3 billion as at December 31, 2020. Deposits remained higher across all jurisdictions as customers maintained elevated deposit balances, although lower than the prior quarter as economies continue to open and customers activate their savings.
The Bank continued its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on November 24, 2021 to shareholders of record on November 10, 2021. During the third quarter of 2021, Butterfield also repurchased 0.1 million common shares under the Bank's current 2.0 million common share repurchase plan authorization.
The current total regulatory capital ratio as at September 30, 2021 was 20.4% as calculated under Basel III, compared to 19.8% as at December 31, 2020. Both of these ratios remain significantly above the Basel III regulatory requirements applicable to the Bank.
As previously announced, during the quarter, the Bank has reached a resolution with the US Department of Justice concerning the inquiry into Butterfield’s legacy business with US clients that was first reported in November 2013. The resolution is in the form of a non-prosecution agreement with a three-year term. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts, in line with the provision that was included in the Bank's financial statements as recorded in 2015 and 2016.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2021	June 30, 2021	September 30, 2020
Non-interest income	49.0	48.8	46.9
Net interest income before provision for credit losses	75.7	74.7	75.3
Total net revenue before provision for credit losses and other gains (losses)	124.7	123.5	122.2
Provision for credit recoveries (losses)	—	1.0	(1.4)
Total other gains (losses)	0.3	0.7	1.5
Total net revenue	125.0	125.2	122.3
Non-interest expenses	(84.4)	(84.8)	(91.3)
Total net income before taxes	40.6	40.4	31.1
Income tax benefit (expense)	(0.8)	(0.8)	(0.5)
Net income	39.8	39.6	30.5

Net earnings per share
Basic	0.80	0.80	0.61
Diluted	0.80	0.79	0.61

Per diluted share impact of other non-core items [1]	—	0.01	0.12
Core earnings per share on a fully diluted basis [1]	0.80	0.80	0.73

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,883	49,945	50,040

Key financial ratios
Return on common equity	16.2%	16.7%	12.3%
Core return on average tangible common equity [1]	17.9%	18.7%	16.2%
Return on average assets	1.0%	1.0%	0.9%
Net interest margin	1.97%	2.01%	2.30%
Core efficiency ratio [1]	66.3%	66.3%	68.0%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2021	December 31, 2020
Cash due from banks	2,310	3,290
Securities purchased under agreements to resell	170	197
Short-term investments	1,277	823
Investments in securities	5,984	4,863
Loans, net of allowance for credit losses	5,204	5,161
Premises, equipment and computer software, net of accumulated depreciation	138	151
Goodwill and intangibles, net	87	93
Accrued interest and other assets	164	162
Total assets	15,332	14,739

Total deposits	13,861	13,250
Accrued interest and other liabilities	325	335
Long-term debt	172	171
Total liabilities	14,358	13,757
Common shareholders’ equity	974	982
Total shareholders' equity	974	982
Total liabilities and shareholders' equity	15,332	14,739

Key Balance Sheet Ratios:	September 30, 2021	December 31, 2020
Common equity tier 1 capital ratio[1]	16.9%	16.1%
Tier 1 capital ratio[1]	16.9%	16.1%
Total capital ratio[1]	20.4%	19.8%
Leverage ratio[1]	5.5%	5.3%
Risk-Weighted Assets (in $ millions)	5,185	5,069
Risk-Weighted Assets / total assets	33.8%	34.4%
Tangible common equity ratio	5.8%	6.1%
Book value per common share (in $)	19.68	19.88
Tangible book value per share (in $)	17.92	18.00
Non-accrual loans/gross loans	1.2%	1.4%
Non-performing assets/total assets	0.5%	0.6%
Allowance for credit losses/total loans	0.5%	0.7%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED SEPTEMBER 30, 2021 COMPARED WITH THE QUARTER ENDED JUNE 30, 2021
Net Income
Net income for the quarter ended September 30, 2021 was $39.8 million, up $0.2 million from $39.6 million in the prior quarter.
The $0.2 million increase in net income in the quarter ended September 30, 2021 compared to the previous quarter was due principally to the following:
•$1.2 million decrease in staff-related expenses mainly due to non-core redundancy costs associated with the transfer of Channel Islands banking operations from Mauritius to Butterfield's service center in Canada and Guernsey recorded in the previous quarter;
•$1.3 million increase in net interest income before provision for credit losses, driven by a $0.9 million increase in interest income from investments and banks as a result of the redeployment of funds from cash due from banks and a $0.4 million increase in loan interest income due to increased average loan balances in the quarter;
•$1.0 million decrease in recoveries of credit losses driven by sequential lower incremental improvements in macroeconomic forecasts impacting future expected credit loss estimates;
•$0.6 million increase in technology and communications costs due to new technology projects that went live during the quarter; and
•$0.8 million increase in professional fees to support strategic initiatives and for legal advice relating to the resolution of the US Department of Justice inquiry.

Non-Core Items1
Non-core items resulted in a net expense of $0.2 million in the third quarter of 2021. Non-core items for the period were incurred in relation to professional fees and final settlement of the US Department of Justice inquiry which commenced in 2013.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2021 COMPARED WITH DECEMBER 31, 2020
Total Assets
Total assets of the Bank were $15.3 billion at September 30, 2021, an increase of $0.6 billion from December 31, 2020. The Bank maintained a highly liquid position at September 30, 2021, with its $9.7 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 63.5% of total assets, compared with 62.2% at December 31, 2020.
Loans Receivable
The loan portfolio totaled $5.2 billion at September 30, 2021, which was $43.0 million higher than December 31, 2020 balances. Cayman and the Channel Islands and UK segments saw growth in their residential mortgage portfolios, which was partially offset by the repayment of a Bermuda government agency facility during the period.
Allowance for credit losses at September 30, 2021 totaled $28.7 million, a decrease of $5.4 million from $34.1 million at December 31, 2020. The movement was due primarily to collateral sales and charge-off of loans that had previously been provisioned for, and improving macroeconomic forecasts which drive the estimate of expected credit losses.
The loan portfolio represented 33.9% of total assets at September 30, 2021 (December 31, 2020: 35.0%), while loans as a percentage of total deposits decreased to 37.5% at September 30, 2021 from 38.9% at December 31, 2020. The decrease in both ratios are attributable principally to an increase in customer deposits at September 30, 2021 due to corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda.
As of September 30, 2021, the Bank had gross non-accrual loans of $63.8 million, representing 1.2% of total gross loans, a decrease of $8.7 million from the $72.5 million, or 1.4% of total loans, at December 31, 2020. The decrease in non-accrual loans was driven by the payoff of residential mortgages and a commercial mortgage in Bermuda.
Other real estate owned (“OREO”) decreased by $3.4 million at September 30, 2021 due to the sale of a commercial property in Bermuda during the quarter.
Investment in Securities
The investment portfolio was $6.0 billion at September 30, 2021, up $1.1 billion from $4.9 billion in December 31, 2020. The increase is due to deployment of assets into the investment portfolio.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield decreased to 1.77% during the quarter ended September 30, 2021 from 1.82% during the previous quarter. Total net unrealized gains on the available-for-sale and held-to-maturity portfolios decreased to $53.0 million, compared with total net unrealized gains of $183.2 million at December 31, 2020, as a result of increased long-term US dollar interest rates.
Deposits
Average deposits were $14.2 billion in the third quarter of 2021, an increase of $0.4 billion compared to the previous quarter.

Average Balance Sheet2

	For the three months ended
	September 30, 2021			June 30, 2021			September 30, 2020
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	4,210.8	0.4	0.03	4,181.6	0.2	0.02	3,543.6	1.0	0.11
Investment in securities	5,785.6	25.8	1.77	5,514.7	25.0	1.82	4,387.8	25.0	2.26
Available-for-sale	3,061.0	12.1	1.57	2,996.4	12.2	1.63	2,273.3	11.2	1.95
Held-to-maturity	2,724.6	13.7	2.00	2,518.4	12.8	2.04	2,114.5	13.8	2.59
Loans	5,247.2	55.8	4.22	5,205.1	55.5	4.28	5,047.0	56.4	4.43
Commercial	1,599.5	18.1	4.50	1,610.7	18.2	4.54	1,684.5	20.2	4.76
Consumer	3,647.7	37.7	4.10	3,594.4	37.2	4.16	3,362.6	36.2	4.27
Interest earning assets	15,243.6	82.0	2.13	14,901.4	80.7	2.17	12,978.4	82.4	2.52
Other assets	374.8			362.1			394.1
Total assets	15,618.4			15,263.6			13,183.6
Liabilities
Deposits	11,198.4	(3.9)	(0.14)	10,925.6	(3.6)	(0.13)	9,661.8	(4.3)	(0.18)
Long-term debt	171.7	(2.4)	(5.55)	171.6	(2.4)	(5.61)	196.4	(2.7)	(5.53)
Interest bearing liabilities	11,370.1	(6.3)	(0.22)	11,097.2	(6.0)	(0.22)	9,827.6	(7.0)	(0.29)
Non-interest bearing current accounts	2,959.0			2,853.1			2,348.0
Other liabilities	282.3			326.1			255.2
Total liabilities	14,611.4			14,276.4			12,268.6
Shareholders’ equity	1,007.0			987.1			915.0
Total liabilities and shareholders’ equity	15,618.4			15,263.6			13,183.6
Non-interest-bearing funds net of non-interest earning assets (free balance)	3,873.5			3,805.0			2,954.7
Net interest margin		75.7	1.97		74.7	2.01		75.3	2.30
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $104.4 billion and $35.6 billion, respectively, at September 30, 2021, while assets under management were $5.4 billion at September 30, 2021. This compares with $104.1 billion, $32.4 billion and $5.6 billion, respectively, at December 31, 2020.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2021	June 30, 2021	September 30, 2020
Net income	39.8	39.6	30.5
Non-core items
Non-core (gains) losses
Gain on disposal of Visa Inc. Class B shares	—	(0.9)	—
Total non-core (gains) losses	—	(0.9)	(0.7)
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	1.4	6.7
Tax compliance review costs	0.1	—	—
Provision in connection with tax compliance review	0.1	—	—
Total non-core expenses	0.2	1.4	6.7
Total non-core items	0.2	0.5	5.9
Core net income	40.0	40.1	36.5

Average common equity	975.4	950.6	984.6
Less: average goodwill and intangible assets	(89.1)	(91.4)	(91.6)
Average tangible common equity	886.2	859.2	893.0
Core earnings per share fully diluted	0.80	0.80	0.73
Return on common equity	16.2%	16.7%	12.3%
Core return on average tangible common equity	17.9%	18.7%	16.2%

Shareholders' equity	973.9	966.6	988.9
Less: goodwill and intangible assets	(87.3)	(90.2)	(90.7)
Tangible common equity	886.6	876.4	898.2
Basic participating shares outstanding (in millions)	49.5	49.6	49.5
Tangible book value per common share	17.92	17.67	18.15

Non-interest expenses	84.4	84.8	91.3
Less: non-core expenses	(0.2)	(1.4)	(6.7)
Less: amortization of intangibles	(1.5)	(1.5)	(1.5)
Core non-interest expenses before amortization of intangibles	82.7	81.9	83.1
Core revenue before other gains and losses and provision for credit losses	124.7	123.5	122.2
Core efficiency ratio	66.3%	66.3%	68.0%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Thursday, October 28, 2021 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com